BDO Seidman, LLP                            1700 Market Street, 29th Floor
Accountants and Consultants                 Philadelphia,Pennsylvania 19103-3962
                                            Telephone: (215) 636-5500
                                            Fax: (215) 636-5501


August 14, 2006


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 27,2006, filed by our former client, Herley Industries, Inc. (the Company). We agree with the statements made in response to that Item insofar as they relate to our Firm except as it relates to the comments in the fifth paragraph of that response.

We never considered the scope of the requested independent investigation to be under negotiation with the Company or any representative. Our decision to resign as independent registered public accountants of the Company was with prior notification. On several occasions prior to our resignation, including in writing on June 26, 2007, we provided a clear indication of the nature of the independent investigation that would be required, and the conditions of our access to the results of such investigation, in order for us to remain the independent registered public accountant for the Company. Repeated attempts by the Company to reduce the scope of such investigation concluded with a meeting on July 24, 2006 between representatives of BDO Seidman, LLP and the firm that had been hired to perform an independent investigation. Following that meeting, we concluded that no such independent investigation acceptable to us was going to be performed due to apparent limitations on the scope of the investigation in response to attorney-client privilege concerns.

As a result of the lack of responsiveness to our request regarding the scope of the independent investigation, we believe we are no longer able to rely on the representations of management provided to date. Accordingly we have withdrawn our opinion on the Company's financial statements for the year ended June 30, 2005. In addition, pursuant to the procedures required by Section 10A(b)(2) of the Securities Exchange Act of 1934, we concluded that the scope of the independent investigation of the alleged illegal acts as contemplated by the Company would not be sufficient to allow BDO to determine either the impact of the alleged illegal acts on the financial statements of the Company or identify the potential involvement of other Company personnel involved in the accounting and financial reporting function due to the attorney-client privilege limitations that were being imposed. Accordingly, in the circumstances, we were and are unable to conclude that the Company was taking timely and appropriate remedial actions with respect to the alleged illegal acts.

Very truly yours,


/s/ BDO Seidman, LLP
BDO Seidman, LLP


cc Kevin Purcell, Chief Financial Officer, Herley Industries, Inc. Adm. Edward K. Walker, Jr. (Ret.), Audit Committee Chairman,
       Herley Industries, Inc.